Exhibit 99.1

PRESS RELEASE Brussels, 7 May 2014 – 1 / 16

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev reports First Quarter 2014 Results

Highlights

Except where otherwise stated, the comments below are based on organic figures and refer to 1Q14 versus the same period of last year. For important notes and disclaimers please refer to page 13.

•	Revenue growth: Revenue grew by 8.9% in the quarter. This result was due to growth in total volumes of 4.4%, with revenue per hl also growing by 4.4%, driven by our revenue management and premiumization initiatives. On a constant geographic basis, revenue per hl grew by 5.7%

•	Volume performance: Our own beer volumes grew by 4.5%, driven by volume growth in all four of our top markets, while non-beer volumes grew by 3.0%. In the US, sales to wholesalers (STWs) grew by 2.1%, due to contingency planning in advance of labor negotiations, while selling day adjusted sales–to-retailers decreased by 2.6%

•	Focus Brands: Volumes of our Focus Brands grew by 6.0%, led by the Bud Light family and Michelob Ultra in the US, Corona in Mexico, Skol, Antarctica and Brahma in Brazil, and Budweiser and Harbin in China. Our three Global brands, Budweiser, Corona and Stella Artois, grew collectively by 8.3%

•	Cost of Sales (CoS): CoS increased by 2.0% in 1Q14, but decreased by 2.2% on a per hl basis, driven by lower commodity prices and production costs, especially in North America, Mexico and China, partly offset by foreign exchange transaction headwinds in Brazil. On a constant geographic basis, CoS per hl increased by 0.1%

•	EBITDA grew by 10.8% to 3 880 million USD with a margin expansion of 63 bps, driven by strong top line growth and a good cost of sales performance, partly offset by increases in sales and marketing investments

•	Net finance costs: Net finance costs (excluding non-recurring net finance costs) were 866 million USD in 1Q14 compared to 255 million USD in 1Q13, with the increase being driven primarily by the negative impact of the mark-to-market adjustments linked to the hedging of our share-based payment programs, as well as negative currency results and other hedging costs

•	Income taxes: Income tax in 1Q14 was 419 million USD with a normalized effective tax rate (ETR) of 18.8%, compared to an income tax expense of 333 million USD in 1Q13 and a normalized ETR of 13.3%. The normalized ETR in 1Q13 was favorably impacted by the non-taxable nature of gains from derivatives related to the hedging of our share-based payment programs

•	Profit: Normalized profit attributable to equity holders of AB InBev was 1 416 million USD in 1Q14 compared to 1 853 million USD in 1Q13. This decrease was driven primarily by a difficult 1Q13 comparable in net finance costs

•	Earnings per share: Normalized earnings per share (EPS) decreased to 0.87 USD in 1Q14 from 1.16 USD in 1Q13.

PRESS RELEASE Brussels, 7 May 2014 – 2 / 16

Figure 1. Consolidated performance (million USD)
		1Q13	1Q13		Organic
		Reported	Reference Base	1Q14	growth
Total Volumes (thousand hls)		89 963	100 922	105 993	4.4%
	AB InBev own beer	78 042	89 001	93 710	4.5%
	Non-beer volumes	11 482	11 483	11 832	3.0%
	Third party products	439	438	451	3.0%
Revenue		9 169	10 422	10 605	8.9%
Gross profit		5 265	5 975	6 318	14.1%
Gross margin		57.4%	57.3%	59.6%	270	bp
Normalized EBITDA		3 430	3 821	3 880	10.8%
Normalized EBITDA margin		37.4%	36.7%	36.6%	63	bp
Normalized EBIT		2 751	3 048	3 127	12.9%
Normalized EBIT margin		30.0%	29.2%	29.5%	107	bp
Profit attributable to equity holders of AB InBev		2 051		1 372
Normalized profit attributable to equity holders of AB InBev		1 853		1 416
Earnings per share (USD)		1.28		0.84
Normalized earnings per share (USD)		1.16		0.87

Figure 2. Volumes (thousand hls)
					Organic growth
	1Q13 Reference base	Scope	Organic growth	1Q14	Total Volume	Own beer volume
North America	28 356	85	478	28 919	1.7%	1.6%
Mexico	8 835	—	83	8 918	0.9%	0.9%
Latin America - North	28 573	—	2 407	30 981	8.4%	10.3%
Latin America - South	9 825	—	385	10 210	3.9%	4.6%
Europe	9 227	—	-462	8 766	-5.0%	-5.3%
Asia Pacific	12 614	670	1 203	14 487	9.5%	9.5%
Global Export and Holding Companies	3 490	-85	307	3 712	9.0%	9.0%
AB InBev Worldwide	100 922	670	4 402	105 993	4.4%	4.5%

MANAGEMENT COMMENTS

Our focus remains one of driving top line growth. As a result, in 2014 we are further increasing investments behind our brands, supported by strong execution in the field. We are pleased with the results for the first quarter, which provide a solid foundation for the rest of the year.

Total revenues in 1Q14 grew by 8.9%, with total volumes, and revenue per hl, both growing by 4.4%.

Good volume performance in all four of our top markets, despite the later timing of the Easter holiday, which will favor 2Q14 volumes in the US, Mexico and Brazil:

•	In the US, STWs grew by 2.1%, driven by contingency planning in advance of labor negotiations. Selling day adjusted STRs declined by 2.6% in the quarter, driven mainly by challenging winter weather and the later timing of Easter

•	Volumes in Mexico grew by 0.9%, with an industry recovery and growth in our Focus Brands, particularly the Corona family and Bud Light

•	Brazil beer volumes grew by 10.9%, benefiting from an easier comparable versus last year, good summer weather and a later Carnival holiday this year. A lower level of food inflation compared to 1Q13 also helped to reduce pressure on consumer disposable income

•	China volumes grew by 9.4%, driven by our strongest Chinese New Year campaign ever

PRESS RELEASE Brussels, 7 May 2014 – 3 / 16

The performance of our Focus and Global Brands was very strong in the first quarter. Volumes of our Focus Brands grew by 6.0%, while our three Global brands grew by 8.3%, led by Corona with growth of 10.5%, Budweiser with growth of 7.8%, and Stella Artois with growth of 5.2%.

Consolidated EBITDA grew by 10.8% in 1Q14 versus the same period last year, with margin expansion of 63 bps. The strong revenue performance, supported by a good cost of sales result, more than offset the increase in sales and marketing investments.

We have confidence in the long term potential of our brands and are encouraged by the strong start to the year. We will continue to invest behind our brands with our attention now turning to the 2014 FIFA World Cup tournament which gets underway in Brazil, in June. This event provides an exciting opportunity to build brand equity and drive volume and revenue, not just in Brazil, but in many of our markets around the world.

On 1 April we completed the re-acquisition of Oriental Brewery (“OB”), the leading brewer in South Korea. AB InBev has a great history with OB, and we welcome back the management team to the AB InBev family. OB was already enjoying good momentum prior to the sale in 2009, and the team has continued to build-upon this platform, making Cass the number one beer brand in the country, supported by a healthy consumer brand preference. Cass has now become the Official Beer Sponsor of the 2014 FIFA World Cup for South Korea.

OUTLOOK

Our outlook for 2014 is as follows:

(i)	Volumes: We expect an improvement in the trend of US industry volumes compared to 2013, driven by a stronger economy, partly offset by challenging winter weather in 1Q14. We expect the Mexican beer industry to return to growth in FY14, driven by a stronger economy, as well as our own commercial programs. We continue to expect Brazil beer industry volumes to resume growth in FY14, helped by the 2014 FIFA World Cup. This is despite the volume impact that will result from the pass-through of the recently announced Federal Excise tax increase. We expect a year of solid industry volume growth in China

(ii)	Revenue per hl: We expect revenue per hl to grow organically in line with inflation, on a constant geographic basis, as a result of continued improvement in mix and revenue management initiatives

(iii)	Cost of Sales per hl: We expect CoS per hl to increase organically by low single digits, on a constant geographic basis, driven by mix and unfavorable foreign exchange transactional impact (primarily BRL/USD), partly offset by favorable global commodity prices, procurement savings and efficiency gains

(iv)	Distribution expenses per hl: We expect distribution expenses per hl to increase organically by low single digits

(v)	Sales & Marketing investments: We expect a low to mid teens percentage increase in our sales and marketing investments as we continue to drive top-line performance by supporting our brands. This increase includes investment behind our innovations, the 2014 FIFA World Cup and the scaling up of proven trade marketing programs. We expect the increase in sales & marketing investments to be weighted towards the first half of the year, given the timing of relevant activations

(vi)	Net Finance Costs: We expect the average coupon on net debt to be in the range of 4.0% to 4.5%. Net pension interest expense and accretion expenses are expected to be approximately 35 and 80 million USD per quarter, respectively. Other financial results will continue to be impacted by the potential gains and losses related to the hedging of our share-based payment programs

PRESS RELEASE Brussels, 7 May 2014 – 4 / 16

(vii)	Effective Tax Rate: We expect the normalized ETR in FY14 to be between 21% and 23%. We expect the normalized ETR to be in the range of 22% to 25% in the period 2015-2017, and in the range of 25% to 27% thereafter

(viii)	Net Capital Expenditure: Our guidance for net capital expenditure in FY14 is approximately 4.0 billion USD, with the increase being driven mainly by consumer and commercial investments linked to our strong innovation pipeline and market programs

(ix)	Debt: Our optimal capital structure remains a net debt to EBITDA ratio of around 2.0x. Approximately one third of AB InBev’s gross debt is denominated in currencies other than the US dollar, principally the Euro.

BUSINESS REVIEW

United States

Key performance indicators

Figure 3. United States (million USD)
	1Q13 Reference Base	1Q14	Organic growth
Total volumes (thousand hls)	26 552	27 138	2.1%
Revenue	3 284	3 420	4.1%
Normalized EBITDA	1 352	1 377	1.8%
Normalized EBITDA margin	41.2%	40.3%	- 91	bp

In the United States, our STWs grew by 2.1%, while our beer selling-day adjusted STRs declined by 2.6%. We estimate that industry selling-day adjusted STRs declined by 1.7% in the quarter, driven by unfavorable weather across most of the country and the shift of the Easter holiday into the second quarter in 2014.

The growth in our STWs in 1Q14 was driven by an increase in wholesaler inventory levels, as part of contingency planning ahead of labor negotiations with our 12 US breweries. Negotiations came to a successful close on 30 April when we announced that a new five-year agreement with the Teamsters had been reached. We expect STWs to decline in 2Q14, compared to 2Q13, as we make adjustments to inventory levels. In addition, we expect that STRs and STWs will converge on a full year basis.

We estimate that the volume of our Focus Brand families, as measured by STRs, grew by 0.7% in the quarter, with our total estimated market share declining by approximately 40 bps. This share decline was due primarily to the cycling of Budweiser Black Crown launch volumes, and the segment mix shift to the high-end.

Market share for the Bud Light family was marginally ahead of the same period last year, by our estimates. Bud Light STRs declined by low single digits in the quarter, with the brand gaining share of the premium light segment according to our estimates. The Ritas gained approximately 25 bps of total share, driven by the successful launch of Mang-O-Rita and Raz-Ber-Rita in the quarter.

We estimate that market share for the Budweiser brand was down approximately 25 bps, and we are pleased with the progress that the brand is making.

We estimate that Michelob Ultra and our high end brands, led by Stella Artois, Shock Top and Goose Island, gained approximately 20 bps of share in the quarter. We continue to invest behind our high end brands, with a heightened focus on the on-trade.

PRESS RELEASE Brussels, 7 May 2014 – 5 / 16

Our packaging innovations delivered good results in the quarter, particularly for Bud Light, led by the re-closeable aluminum bottle and the 25 ounce can. At the start of the second quarter, we also launched Johnny Appleseed, a new, refreshingly sweet and intense hard apple cider with a crisp apple bite.

US beer-only revenue per hl grew by 1.9% in the quarter. This includes a brand mix contribution of approximately 50 bps, versus 150 bps in 1Q13 as a result of the timing of our innovations in 2013. The successful introduction of our new 25 ounce can is driving a negative package mix impact on the revenue per hl line, but is accretive on a gross profit per hl basis. Looking ahead, we expect a lower brand mix contribution and similar package mix impact for the next two quarters, and more favorable comparables in 4Q14.

US EBITDA grew by 1.8% to 1 377 million USD in 1Q14. EBITDA margin contracted by 91 bps, to 40.3%, driven mainly by the timing of our sales and marketing investments and administration expenses.

Mexico

Key performance indicators

Figure 4. Mexico (million USD)

	1Q13 Reference Base	1Q14	Organic growth
Total volumes (thousand hls)	8 835	8 918	0.9%
Revenue	1 049	1 042	2.2%
Normalized EBITDA	349	431	27.0%
Normalized EBITDA margin	33.3%	41.3%	806	bp

Mexico delivered a strong quarter in terms of volume, revenue and EBITDA.

Our own volumes increased by 0.9% in the quarter, despite the later timing of the Easter holiday which is the most important holiday in the Mexican calendar, with our Focus Brands, led by the Corona family and Bud Light, delivering strong growth. We estimate that the industry expanded slightly during the period, leading to a small gain in market share.

Volume of the Corona brand family grew by over 10%, largely due to the brand’s FIFA World Cup promotion which was launched during the first quarter. The promotion has been a huge success, with more than two million special on-package promotional codes being redeemed.

We are also pleased with the performance of Bud Light, and have recently launched Stella Artois which we believe has significant growth potential in the super premium segment.

Beer revenue per hl grew by 2.2% in 1Q14 against a tough 1Q13 comparable, which included a March 2013 price increase.

Cost synergies realized during the first quarter amounted to approximately 120 million USD, bringing the total cost savings to date to approximately 580 million USD. We remain committed to delivering 1 billion USD in cost synergies by the end of 2016, with the majority coming by the end of 2015.

Mexico EBITDA grew by 27% to 431 million USD in 1Q14, with an EBITDA margin enhancement of over 800 bps to 41.3%. The increase in EBITDA was driven by revenue growth and the capture of cost synergies, partly offset by an increase in sales and marketing investments.

PRESS RELEASE Brussels, 7 May 2014 – 6 / 16

Brazil

Key performance indicators

Figure 5. Brazil (million USD)

	1Q13 Reference Base	1Q14	Organic growth
Total volumes (thousand hls)	27 039	29 360	8.6%
Beer volumes	19 817	21 984	10.9%
Non-beer volumes	7 221	7 376	2.1%
Revenue	2 468	2 485	19.1%
Normalized EBITDA	1 250	1 219	15.3%
Normalized EBITDA margin	50.7%	49.1%	-160	bp

We estimate that beer industry volumes grew by approximately 12% in the quarter, against a very challenging 1Q13 in which industry volumes declined by approximately 7%. In addition to benefiting from an easy comparable, beer industry volumes in 1Q14 were helped by very good weather during January and February, the later timing of Carnival in 2014, and lower food inflation which helped to ease pressure on consumer disposable income. Our campaign for a “summer without price increase” was also positive for beer industry volumes. Our total volumes grew by 8.6% in the quarter, with our beer volumes up 10.9% and our soft drinks volumes up 2.1%.

We estimate that in 1Q14 our market share was flat, sequentially, while our year-over-year market share declined by approximately 60 bps to 67.5%.

Brazil beer revenue per hl performance was strong, increasing by 9.2% in the quarter, reflecting the carryover of our 2013 revenue management activities, increased own distribution volumes and premium brand mix improvements.

Brazil EBITDA grew by 15.3% in 1Q14 to 1 219 million USD, with a margin decline of 160 bps to 49.1%. The margin contraction was driven by a one-time credit of approximately 55 million USD, reported in other operating income in 1Q13, and the timing of our sales and marketing investments in 1Q14 due to both the stronger volume performance this year and our FIFA World Cup activations.

China

Key performance indicators

Figure 6. China (million USD)

	1Q13 Reference Base	1Q14	Organic growth
Total volumes (thousand hls)	12 558	14 413	9.4%
Revenue	698	853	15.9%
Normalized EBITDA	113	174	47.4%
Normalized EBITDA margin	16.2%	20.4%	440	bp

Our China beer volumes grew by 9.4% in 1Q14, with an estimated gain in market share of approximately 70 bps to 15.6%.

The strong volume performance was driven by our most successful Chinese New Year campaign ever in which we leveraged the iconic Budweiser Clydesdale horses in a national campaign to help celebrate the Year of the Horse. High end on-trade points of sale were a particular focus, with Budweiser receiving a very high level of visibility throughout the country during the holiday period. Our three Focus Brands of Budweiser, Harbin and Sedrin grew by 13% in 1Q14.

PRESS RELEASE Brussels, 7 May 2014 – 7 / 16

Revenue per hl grew by 5.9% in 1Q14, with the majority of the increase coming from improved brand mix, specifically Harbin Ice and Budweiser.

China EBITDA grew by 47.4% driven by top line growth and a strong cost of sales result due to lower commodity costs and package mix. EBITDA margin improved from 16.2% in 1Q13 to 20.4% in 1Q14.

Highlights from our other markets

Beer volumes in Argentina grew by 5.1% as a result of an easy comparable versus last year and a good contribution from our innovations. Our estimated beer market share was marginally down after reaching an all-time high at the end of 2013.

Own beer volumes in Belgium declined by 3.1% in 1Q14 driven by year-over-year differences in our off-trade promotional calendar as a result of the FIFA World Cup.

In Canada, our beer volumes in 1Q14 declined by 4.1%, due to a weak industry driven by very cold weather. We assumed distribution of the Grupo Modelo brands in Canada, from Molson Coors, at the beginning of March 2014, and are excited by the growth potential of the portfolio.

In Germany, own beer volumes declined by 6.4%, mainly driven by the timing of our first quarter price increase.

Russia beer industry volumes remain weak, with our own volumes down approximately 10% driven mostly by industry, as well as some share loss as a result of our premiumization strategy. We continue to gain share in the premium and super premium segment, led by Budweiser.

In the United Kingdom, own products grew 0.6% driven by strong Budweiser growth on the back of a solid industry performance.

PRESS RELEASE Brussels, 7 May 2014 – 8 / 16

CONSOLIDATED INCOME STATEMENT

Figure 7. Consolidated income statement (million USD)

	1Q13 Reported	1Q13 Reference Base	1Q14	Organic growth
Revenue	9 169	10 422	10 605	8.9%
Cost of sales	-3 904	-4 447	-4 287	-2.0%
Gross profit	5 265	5 975	6 318	14.1%
Distribution expenses	-939	-1 069	-1 044	-6.1%
Sales and marketing expenses	-1 277	-1 496	-1 661	-16.7%
Administrative expenses	-491	-612	-689	-17.0%
Other operating income/(expenses)	193	250	203	-11.4%
Normalized profit from operations (normalized EBIT)	2 751	3 048	3 127	12.9%
Non-recurring items above EBIT	-26		-20
Net finance income/(cost)	-255		-866
Non-recurring net finance income/(cost)	223		-31
Share of results of associates	167		8
Income tax expense	-333		-419
Profit	2 527		1 799
Profit attributable to non-controlling interest	476		427

Profit attributable to equity holders of AB InBev	2 051		1 372

Normalized EBITDA	3 430	3 821	3 880	10.8%
Normalized profit attributable to equity holders of AB InBev	1 853		1 416

Revenue

Consolidated revenue grew by 8.9% in 1Q14, with revenue per hl growth of 4.4%, driven by our revenue management initiatives and brand mix as we continue to implement our premiumization strategies. On a constant geographic basis, revenue per hl grew by 5.7%.

Cost of Sales (CoS)

Total CoS increased by 2.0%, and decreased by 2.2% on a per hl basis. This decrease was driven by lower commodity prices and production costs, partly offset by transaction FX, primarily BRL/USD. On a constant geographic basis, CoS per hl increased by 0.1%.

Distribution expenses

Distribution expenses grew by 6.1% and by 1.7% on a per hl basis. This increase was driven, in North America, by the impact of challenging winter weather, partly offset by the benefits of an improved production footprint for the Ritas, and in Brazil, by higher transportation costs related to general inflation and a higher weight of own distribution. In Mexico, distribution expenses decreased by approximately 10% per hl, mainly due to the capture of cost synergies.

Sales and marketing investments

Sales and marketing investments increased by 16.7% in 1Q14, with increased support for our brands, innovations and sales activations in all Zones. These increased investments include the start of our 2014 FIFA World Cup activations, as well as investments behind proven trade marketing programs, especially in the on-trade.

Administrative expenses

Administrative expenses increased by 17.0% mainly due to the timing of accruals for variable compensation.

PRESS RELEASE Brussels, 7 May 2014 – 9 / 16

Other operating income

Other operating income was 203 million USD in 1Q14 compared to 250 million USD in 1Q13. This decrease was mainly driven by Latin America North, which reported a one-time credit of approximately 55 million USD in 1Q13.

Non-recurring items above EBIT

Figure 8. Non-recurring items above EBIT (million USD)

	1Q13	1Q14
Restructuring (including impairment losses)	-3	-24
Business and asset disposal (including impairment losses)	—	16
Acquisition costs related to business combinations	-23	-12

Impact on profit from operations	-26	-20

Normalized profit from operations excludes negative non-recurring items of -20 million USD, primarily due to restructuring costs.

Net finance income/(cost)

Figure 9. Net finance income/(cost) (million USD)

	1Q13	1Q14
Net interest expense	-443	-441
Net interest on net defined benefit liabilities	-37	-30
Accretion expenses	-70	-75
Other financial results	295	-320

Net finance income/(cost)	-255	-866

Net finance cost (excluding non-recurring net finance cost) was 866 million USD in 1Q14 compared to 255 million USD in 1Q13. This increase was driven primarily by the variance in the mark-to-market adjustments linked to the hedging of our share-based payment programs, as well as negative currency results and other hedging costs. In 1Q13, we recorded a mark-to-market gain of 402 million USD, whereas in 1Q14 the mark-to-market adjustment was a loss of 52 million USD. The number of shares included in the hedging of our share-based payment programs and the share prices at the beginning and at the end of the quarter, are shown in figure 10 below.

Figure 10. Share-based payment hedge

	1Q13	1Q14
Share price at the start of the quarter (EUR)	65.74	77.26
Share price at the end of the quarter (EUR)	77.25	76.10
Number of equity instruments (millions)	28.3	28.3

Non-recurring net finance income/(cost)

Figure 11. Non-recurring net finance income/(cost) (million USD)

	1Q13	1Q14
Mark-to-market adjustment	231	-31
Other	-8	—

Non-recurring net finance income/(cost)	223	-31

Non-recurring net finance results were -31 million USD in 1Q14 and 223 million USD in 1Q13 mainly resulting from the mark-to-market impact of derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo. The deferred share instrument was hedged at an average price of approximately 68 EUR per share. The number of shares included in the hedging of the deferred share instrument, and the opening and closing share prices, are shown in figure 12.

PRESS RELEASE Brussels, 7 May 2014 – 10 / 16

Figure 12. Deferred share instrument hedge

	1Q13	1Q14
Share price at the start of the quarter (EUR)	65.74	77.26
Share price of additional hedges acquired during the quarter (EUR)	66.89	—
Share price at the end of the quarter (EUR)	77.25	76.10
Number of deferred share instruments at the start of the quarter (millions)	9.5	23.1
Number of deferred share instruments at the end of the quarter (millions)	16.3	23.1

Income tax expense

Figure 13. Income tax expense (million USD)

	1Q13	1Q14
Tax expense	333	419
Effective tax rate	12.4%	19.0%
Normalized effective tax rate	13.3%	18.8%

Income tax expense in 1Q14 was 419 million USD with a normalized effective tax rate (ETR) of 18.8%, compared to an income tax expense of 333 million USD in 1Q13 and a normalized ETR of 13.3%. The normalized ETR in 1Q13 was favorably impacted by the non-taxable nature of a 402 million USD gain from the hedging of our share-based payment programs. The increase in the normalized ETR in 1Q14 also results from changes in country profit mix, including the mix impact resulting from the combination with Grupo Modelo.

Share of results of associates

1Q14 included a share of results of associates of 8 million USD compared to 167 million USD in 1Q13. In 1Q13 the share of results of associates reflected AB InBev’s equity investment in Grupo Modelo. Since the combination between Grupo Modelo and AB InBev at the start of June 2013, the results of Grupo Modelo are being fully consolidated.

Profit attributable to non-controlling interest

Profit attributable to non-controlling interest decreased from 476 million USD in 1Q13 to 427 million USD in 1Q14, primarily due to the impact of currency translation.

Normalized Profit and Profit

Figure 14. Normalized Profit attribution to equity holders of AB InBev (million USD)

	1Q13	1Q14
Profit attributable to equity holders of AB InBev	2 051	1 372
Non-recurring items, after taxes, attributable to equity holders of AB InBev	25	13
Non-recurring finance income/(cost), after taxes, attributable to equity holders of AB InBev	-223	31

Normalized profit attributable to equity holders of AB InBev	1 853	1 416

Normalized profit attributable to equity holders of AB InBev decreased to 1 416 million USD in 1Q14 from 1 853 million USD in 1Q13, driven by other financial results reported within net finance costs and the increase in the normalized ETR.

Profit attributable to equity holders of AB InBev reached 1 372 million USD in 1Q14, compared to 2 051 million USD in 1Q13, including a net after tax cost of 44 million USD in 1Q14 compared to the net after tax effect of a non-recurring gain of 198 million USD in 1Q13.

PRESS RELEASE Brussels, 7 May 2014 – 11 / 16

Normalized EPS

Figure 15. Earnings per share (million USD)

	1Q13	1Q14
Basic earnings per share	1.28	0.84
Non-recurring items, after taxes, attributable to equity holder of AB InBev, per share	0.02	0.01
Non-recurring finance income/(cost), after taxes, attributable to equity holders of AB InBev, per share	-0.14	0.02

Normalized earnings per share	1.16	0.87

Normalized earnings per share (EPS) decreased to 0.87 USD in 1Q14 from 1.16 USD in 1Q13 mainly due to other financial results reported within net finance costs and the increase in the normalized ETR.

Reconciliation between profit attributable to equity holders and normalized EBITDA

Figure 16. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)

	1Q13 Reported	1Q14
Profit attributable to equity holders of AB InBev	2 051	1372
Non-controlling interests	476	427
Profit	2 527	1 799
Income tax expense	333	419
Share of result of associates	-167	-8
Net finance income/(cost)	255	866
Non-recurring net finance income/(cost)	-223	31
Non-recurring items above EBIT (incl. non-recurring impairment)	26	20
Normalized EBIT	2 751	3 127
Depreciation, amortization and impairment	679	753
Normalized EBITDA	3 430	3 880

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) net finance cost; (v) non-recurring net finance cost; (vi) non-recurring items above EBIT (including non-recurring impairment); and (vii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

PRESS RELEASE Brussels, 7 May 2014 – 12 / 16

RECENT EVENTS

Oriental Breweries

On 1 April 2014, AB InBev, KKR and Affinity announced that AB InBev successfully completed the acquisition of Oriental Brewery (“OB”), the leading brewer in South Korea.

The acquisition returns OB to the AB InBev portfolio, after AB InBev sold the company in July 2009, following the combination of InBev and Anheuser-Busch, in support of the company’s deleveraging commitment.

Once OB has been fully re-integrated into AB InBev, the company expects to drive premium growth by maximizing the combined portfolios of leading beer brands and to achieve improved efficiencies through best-practice sharing. AB InBev also plans to leverage its global platform to export OB brands more widely.

The enterprise value for the transaction is 5.8 billion USD, and as a result of an agreement entered into with KKR and Affinity in 2009, AB InBev also received approximately 320 million USD in cash at closing from this transaction, subject to closing adjustments according to the terms of the transaction. OB estimates that its EBITDA (not comparable to AB InBev EBITDA) in 2013 was approximately KRW 529 billion or approximately 500 million USD at exchange rates at the date of the announcement.

Ginsber

On 8 April 2014, AB InBev completed the acquisition of the Siping Ginsber Draft Beer Co., Ltd. (“Ginsber”) in Jilin province, which owns the Ginsber brand. This transaction was part of a series of unrelated transactions announced in 3Q13. Terms of the agreement have not been disclosed.

PRESS RELEASE Brussels, 7 May 2014 – 13 / 16

NOTES

AB InBev’s 1Q14 and 1Q13 reported numbers are based on unaudited interim consolidated financial statements prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million USD.

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

All references per hectoliter (per hl) exclude US non-beer activities. To eliminate the effect of geography mix, i.e. the impact of stronger volume growth coming from countries with lower revenue per hl, and lower Cost of Sales per hl, we are also presenting, where specified, organic growth per hectoliter figures on a constant geographic basis. When we make estimations on a constant geographic basis, we assume each country in which we operate accounts for the same percentage of our global volume as in the same period of the previous year.

Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Values in the figures and annexes may not add up, due to rounding.

Given the transformational nature of the transaction with Grupo Modelo that closed on 4 June 2013, and to facilitate the understanding of AB InBev’s underlying performance, AB InBev has updated its 2013 segment reporting for purposes of result announcement and internal review by senior management. This presentation (referred to as the “2013 Reference Base”) includes, for comparative purposes, the results of the Grupo Modelo business as if the combination had taken place on 4 June 2012. Accordingly, the 2013 Reference base presented in this release includes 3 months of the Grupo Modelo combination. The 2013 Reference Base further reflects updates to the 2013 segment reporting for purposes of result announcement and internal review by senior management to reflect changes in the Zone presentation of AB InBev that were effective 1 January 2014. The changes, effective 1 January 2014 include the combination of AB InBev’s Western Europe and Central & Eastern Europe Zones into a single Europe Zone, the transfer of responsibility from Global Export and Holding Companies to the Europe Zone of the company’s Spanish operations and the export of Corona to a number of European countries.

1Q14 EPS is based upon a weighted average of 1 631 million shares compared to 1 602 million shares for 1Q13.

This release contains certain forward-looking statements reflecting the current views of the management of Anheuser-Busch InBev with respect to, among other things, Anheuser-Busch InBev’s strategic objectives. These statements involve risks and uncertainties. The ability of Anheuser-Busch InBev to achieve these objectives is dependent on many factors some of which may be outside of management’s control. By their nature, forward-looking statements involve risk and uncertainty because they reflect Anheuser-Busch InBev’s current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons including the risks described under Item 3.D of Anheuser-Busch InBev’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 25 March 2014. Anheuser-Busch InBev cannot assure you that the future results, level of activity, performance or achievements of Anheuser-Busch InBev will meet the expectations reflected in the forward-looking statements. Anheuser-Busch InBev disclaims any obligation to update any of these statements after the date of this release.

The first quarter 2014 (1Q14) financial data set out in Figure 1 (except for the volume information), Figures 7 to 9, 11, 13 to 16 of this press release have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the three months ended 31 March 2014, which have been reviewed by our statutory auditors PricewaterhouseCoopers Bedrijfsrevisoren BCVBA in accordance with the standards of the Public Company Accounting Oversight Board (United States). The auditors concluded that, based on their review, nothing had come to their attention that caused them to believe that those interim financial statements were not presented fairly, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB and as adopted by the European Union. Financial data included in Figures 3 to 6, 10 and 12 have been extracted from the underlying accounting records as of and for the three months ended 31 March 2014 (except for the volume information)

PRESS RELEASE Brussels, 7 May 2014 – 14 / 16

CONFERENCE CALL AND WEBCAST

Investor Conference call and Webcast on Wednesday, 7 May 2014:

3.00pm Brussels / 2.00pm London / 9.00am New York

Registration details

Webcast (listen-only mode)

http://event.on24.com/r.htm?e=737286&s=1&k=730DB764D10BF4ACFE7991EAA746D03C

Conference call (with interactive Q&A)

http://www.directeventreg.com/registration/event/31326111

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe®, and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra® , Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass®, and Jupiler®. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its more than 150,000 employees based in 25 countries worldwide. In 2013, AB InBev realized 43.2 billion USD revenue. The company strives to be the Best Beer Company Bringing People Together for a Better World. For more information, please visit: www.ab-inbev.com.

ANHEUSER-BUSCH INBEV CONTACTS

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com

Laura Vallis Tel: +1-212-573-9283 E-mail: laura.vallis@ab-inbev.com	Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com

PRESS RELEASE Brussels, 7 May 2014 – 15 / 16

Annex 1 AB InBev Worldwide	1Q13 Reference Base	Scope	Currency translation	Organic growth	1Q14	Organic growth
Total volumes (thousand hls)	100 922	670	—	4 402	105 993	4.4%
of which AB InBev own beer	89 001	670	—	4 039	93 710	4.5%
Revenue	10 422	28	-777	932	10 605	8.9%
Cost of sales	-4 447	-13	264	-91	-4 287	-2.0%
Gross profit	5 975	15	-514	842	6 318	14.1%
Distribution expenses	-1 069	-6	96	-65	-1 044	-6.1%
Sales and marketing expenses	-1 496	-6	92	-250	-1 661	-16.7%
Administrative expenses	-612	-5	31	-104	-689	-17.0%
Other operating income/(expenses)	250	—	-18	-28	203	-11.4%
Normalized EBIT	3 048	-2	-312	394	3 127	12.9%
Normalized EBITDA	3 821	1	-355	413	3 880	10.8%
Normalized EBITDA margin	36.7%				36.6%	63	bp

North America	1Q13 Reference Base	Scope	Currency translation	Organic growth	1Q14	Organic growth
Total volumes (thousand hls)	28 356	85	—	478	28 919	1.7%
Revenue	3 683	11	-32	120	3 783	3.3%
Cost of sales	-1 534	-1	8	-17	-1 544	-1.1%
Gross profit	2 149	10	-24	104	2 238	4.8%
Distribution expenses	-314	-3	7	-8	-317	-2.4%
Sales and marketing expenses	-444	-2	7	-77	-517	-17.3%
Administrative expenses	-118	-1	2	-13	-130	-10.9%
Other operating income/(expenses)	15	-1	—	-1	14	-5.4%
Normalized EBIT	1 288	3	-8	5	1 288	0.4%
Normalized EBITDA	1 480	1	-10	-1	1 469	-0.1%
Normalized EBITDA margin	40.2%				38.8%	-129	bp

Mexico	1Q13 Reference Base	Scope	Currency translation	Organic growth	1Q14	Organic growth
Total volumes (thousand hls)	8 835	—	—	83	8 918	0.9%
Revenue	1 049	—	-30	23	1 042	2.2%
Cost of sales	-400	—	10	59	-332	14.7%
Gross profit	649	—	-21	82	711	12.6%
Distribution expenses	-121	—	3	11	-107	9.3%
Sales and marketing expenses	-208	—	6	-12	-213	-5.5%
Administrative expenses	-118	—	3	-4	-119	-3.5%
Other operating income/(expenses)	54	—	-2	2	54	3.2%
Normalized EBIT	256	—	-9	79	326	31.1%
Normalized EBITDA	349	—	-13	94	431	27.0%
Normalized EBITDA margin	33.3%				41.3%	806	bp

Latin America - North	1Q13 Reference Base	Scope	Currency translation	Organic growth	1Q14	Organic growth
Total volumes (thousand hls)	28 573	—	—	2 407	30 981	8.4%
Revenue	2 635	—	-462	488	2 661	18.5%
Cost of sales	-907	—	149	-124	-882	-13.7%
Gross profit	1 728	—	-313	364	1 780	21.1%
Distribution expenses	-348	—	57	-40	-330	-11.5%
Sales and marketing expenses	-312	—	55	-68	-325	-21.9%
Administrative expenses	-124	—	23	-36	-137	-29.5%
Other operating income/(expenses)	160	—	-20	-33	107	-20.7%
Normalized EBIT	1 105	—	-197	186	1 094	16.9%
Normalized EBITDA	1 294	—	-225	196	1 265	15.2%
Normalized EBITDA margin	49.1%				47.5%	-138	bp

PRESS RELEASE Brussels, 7 May 2014 – 16 / 16

Annex 1 Latin America - South	1Q13 Reference Base	Scope	Currency translation	Organic growth	1Q14	Organic growth
Total volumes (thousand hls)	9 825	—	—	385	10 210	3.9%
Revenue	871	—	-267	187	791	21.5%
Cost of sales	-315	—	97	-52	-269	-16.4%
Gross profit	556	—	-170	135	522	24.3%
Distribution expenses	-85	—	29	-20	-76	-23.9%
Sales and marketing expenses	-94	—	27	-20	-86	-20.8%
Administrative expenses	-24	—	6	-10	-28	-42.6%
Other operating income/(expenses)	-4	—	2	-4	-6	-92.1%
Normalized EBIT	349	—	-105	82	326	23.3%
Normalized EBITDA	396	—	-116	87	366	22.0%
Normalized EBITDA margin	45.4%				46.3%	22	bp

Europe	1Q13 Reference Base	Scope	Currency translation	Organic growth	1Q14	Organic growth
Total volumes (thousand hls)	9 227	—	—	-462	8 767	-5.0%
of which AB InBev own beer	8 881	—	—	-467	8 413	-5.3%
Revenue	975	—	—	9	985	1.0%
Cost of sales	-480	—	4	17	-458	3.6%
Gross profit	496	—	4	27	527	5.4%
Distribution expenses	-112	—	1	3	-109	2.7%
Sales and marketing expenses	-231	—	4	-19	-247	-8.2%
Administrative expenses	-84	—	—	-5	-89	-6.0%
Other operating income/(expenses)	3	—	—	-2	1	-62.6%
Normalized EBIT	72	—	9	4	84	5.4%
Normalized EBITDA	190	—	7	-4	193	-2.0%
Normalized EBITDA margin	19.4%				19.6%	-57	bp

Asia Pacific	1Q13 Reference Base	Scope	Currency translation	Organic growth	1Q14	Organic growth
Total volumes (thousand hls)	12 614	670	—	1 203	14 487	9.5%
Revenue	703	25	18	113	858	16.1%
Cost of sales	-418	-17	-9	-24	-468	-5.7%
Gross profit	284	8	9	89	390	31.3%
Distribution expenses	-58	-3	-1	-5	-68	-8.5%
Sales and marketing expenses	-158	-4	-4	-37	-203	-23.6%
Administrative expenses	-64	-4	-2	-7	-76	-10.4%
Other operating income/(expenses)	10	—	1	12	23	—
Normalized EBIT	14	-2	2	52	66	—
Normalized EBITDA	113	4	4	52	173	46.3%
Normalized EBITDA margin	16.1%				20.1%	418	bp

Global Export and Holding Companies	1Q13 Reference Base	Scope	Currency translation	Organic growth	1Q14	Organic growth
Total volumes (thousand hls)	3 490	-85	—	307	3 712	9.0%
Revenue	505	-8	-4	-9	484	-1.7%
Cost of sales	-393	4	5	49	-334	12.7%
Gross profit	112	-4	1	41	150	37.3%
Distribution expenses	-31	—	—	-7	-38	-22.4%
Sales and marketing expenses	-49	—	-2	-17	-68	-35.4%
Administrative expenses	-80	—	-2	-29	-111	-36.3%
Other operating income/(expenses)	12	—	—	-2	10	-17.0%
Normalized EBIT	-35	-3	-3	-15	-56	-37.8%
Normalized EBITDA	—	-3	-2	-13	-18	—